Exhibit 99.1

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and six months ended June 30, 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of July 25, 2012.

SECOND QUARTER HIGHLIGHTS

•	Gold production of 578,600 ounces compared with 597,100 ounces in 2011.

•

Total cash costs of $370 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $185 per ounce in 2011. On a co-product basis, cash costs of $619 per gold ounce, compared with $553 per gold ounce in 2011.(1)

•

Net earnings attributable to shareholders of Goldcorp of $268 million ($0.33 per share), compared to net earnings of $489 million ($0.61 per share) in 2011. Adjusted net earnings of $332 million ($0.41 per share), compared with $413 million ($0.52 per share) in 2011.(2)

•	Operating cash flows of $554 million, compared to $330 million in 2011. Operating cash flows before working capital changes of $520 million, compared to $717 million in 2011.(3)

•	Free cash flows of $(76) million, compared to $(83) million in 2011.(4)

•	Dividends paid of $110 million, compared to $82 million in 2011.

•	On April 30, 2012, the Company announced that Supreme Court of Chile issued a decision suspending the approval of the environmental permit for the El Morro copper-gold project.

•

On June 26, 2012, the Company announced that the statement of claim filed by Barrick Gold Corporation (“Barrick”) in respect of the Company’s acquisition of a 70% ownership in the El Morro project was dismissed by the Ontario Superior Court of Justice.

(1)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. Prior period comparatives have been restated accordingly. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2012	2011	2010
Gold	$1,600	$1,250	$1,000
Silver	34	20	16
Copper	3.50	3.25	2.75
Lead	0.90	0.90	0.80
Zinc	0.90	0.90	0.80

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Using actual realized sales prices, co-product total cash costs would be $630 per gold ounce for the three months ended June 30, 2012 (June 30, 2011 — $535). Refer to page 42 for a reconciliation of total cash costs to reported production costs.

(2)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)

Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations.

(4)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid from net cash provided by operating activities. Refer to page 43 for a reconciliation of free cash flows to reported net cash provided by operating activities.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At June 30, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at June 30, 2012 include the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo and Noche Buena gold/silver projects in Mexico; and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 35.3% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico, and a 40.5% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective of developing the Escobal silver project in Guatemala.

The gold price remained under pressure for much of the second quarter of 2012, opening at $1,668 per ounce and closing at $1,598 per ounce, after having fallen to a quarterly low of $1,527 per ounce. Demand for gold decreased despite the International Monetary Fund’s reports of central bank buying, due to continued uncertainty surrounding the euro’s viability given the sovereign debt concerns in Europe and the US Federal Reserve’s announcement in late June of a new round of quantitative easing through Operation Twist’s extension. The assets of choice during the second quarter of 2012 appeared to be the US dollar, US treasuries, German bunds and the Japanese yen.

The Company realized an average gold price of $1,596 per ounce during the second quarter of 2012, a 7% decrease over the first quarter of 2012’s average realized gold price of $1,707 per ounce. Gold production in the second quarter of 2012 increased 10% from the prior quarter to 578,600 ounces, primarily as a result of higher sulphide mill throughput, ore grades and metallurgical recoveries at Peñasquito as the operations continued optimization of the processing line. In addition, the Hoyle Pond underground operations at Porcupine experienced 46% higher grades and 16% higher tonnage due to improved efficiencies both in the cut and fill mining of the VAZ zone and improved underground hoisting infrastructure. Production costs decreased by 17% from the prior quarter primarily as a result of Alumbrera’s temporary suspension of shipments during the second quarter of 2012, in response to the issuance of a new resolution from the Argentinean government in April 2012 requiring a 15 day timeframe to repatriate proceeds from concentrate sales. On July 17, 2012, the resolution was subsequently lengthened to 180 days, and shipments resumed on July 16, 2012.

Red Lake gold production in the second quarter of 2012 continued to be affected by the previously-announced operating delays in the High Grade Zone due to the need for rock de-stressing cuts at the 41 and 45 levels. The impact of continued seismic activity increased late in the quarter and slowed the advance of de-stressing efforts. The first de-stress cut at the 41 level has been completed and the second at the 45 level is expected to be completed later in the third quarter of 2012. This is expected to deliver improved operating performance in the High Grade Zone over the second half of 2012. Inconsistent mineralization in the Footwall Zone encountered in the first quarter of 2012 has also continued into the second quarter while production in the Campbell Zone improved slightly compared to the first quarter. These factors have resulted in a change in forecast gold production at Red Lake to between 460,000 and 510,000

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

ounces in 2012 compared to previous guidance of 650,000 ounces. Over the balance of 2012, the Company will evaluate the impact of these conditions on the longer-term 5 year production profile.

During the second quarter of 2012, drilling continued from the High Grade Zone 4199 exploration ramp, with the following results:

•

Numerous high grade intersections have reaffirmed the extension of the high grade mineralization consistently between levels 52 to 55, which provides clarity on the longer-term continuity of the mineralization at depth;

•	Further drilling indicates the presence of high grade intercepts deeper at the 57 level; and

•

New results were obtained in an unexplored area adjacent to the High Grade Zone outlining a potential new zone extending above the 52 level. This area will be a key focus of drilling for the remainder of the year as the zone remains open vertically and to the west and has the potential to increase mining flexibility due to its proximity to existing infrastructure.

These new discoveries have led to the development of a number of potential targets near the High Grade Zone which will be tested in the future as they are prioritized.

At Peñasquito, prolonged drought conditions in the region contributed to lower-than-expected water recharge in the well field as well as lower-than-expected water production from the accelerated Chile Colorado pit dewatering program. This condition limited plant throughput in June and is also expected to affect plant throughput in the second half of 2012. The Company holds permits for sufficient quantities of water and is currently working to drill additional wells to increase water production. Concurrently, work is also underway to increase the quantity of water reclaimed from the tailings facility.

The current water deficit is expected to limit plant throughput to between approximately 98,000 and 107,000 tonnes per day over the balance of 2012. This is expected to result in gold production of between 370,000 to 390,000 ounces in 2012 as compared to previous guidance of 425,000 ounces. Production of silver at Peñasquito is expected to total 23 to 24 million ounces; zinc production is expected to total 310 to 325 million pounds and lead production is expected to total 155 to 160 million pounds in 2012. The 2013 production has the potential to be affected by ongoing drought conditions and water constraints if sufficient water-well development and production does not occur as planned.

On May 26, 2011, the Comunidad Agrícola Los Huasco Altinos (“CAHA”) filed a legal proceeding (“Recurso de Proteccion”) requesting the invalidation of the resolution approving the El Morro project’s Environmental Impact Study that was issued by the Chilean environmental authority on March 14, 2011. El Morro participated in this action as an interested party/beneficiary of the administrative environmental authorization. On April 27, 2012, the Supreme Court of Chile affirmed the relief granted by the Court of Appeals and suspended the approval resolution until specific deficiencies are corrected by the Chilean environmental authority (“SEA”). On June 22, 2012, the SEA initiated the administrative process to address the deficiencies identified by the courts. El Morro is co-operating with the SEA to ensure that deficiencies are fully and appropriately addressed.

On June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick seeking to declare unlawful and ineffective the transactions announced by Goldcorp and New Gold Inc. (“New Gold”) on January 7, 2010 with respect to the acquisition of the El Morro project in Chile. Goldcorp acquired 70% of the El Morro project from a subsidiary of New Gold, which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata”) pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. New Gold owns 30% of the project.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1)

	Three Months Ended
	June 30		March 31		December 31		September 30
	2012	2011	2012	2011	2011	2010	2011	2010
Revenues	$1,113	$1,323	$1,349	$1,216	$1,515	$1,320	$1,308	$885

Gold produced (ounces)	578,600	597,100	524,700	637,600	687,900	689,600	592,100	588,600

Gold sold (ounces) (2)	532,000	606,400	545,700	627,300	685,000	678,600	571,500	567,500

Silver produced (ounces)	8,184,100	6,498,700	6,618,500	6,143,400	8,688,200	6,764,100	6,494,300	5,478,700

Copper produced (thousands of pounds)	31,500	28,000	24,100	21,400	18,500	27,700	28,600	25,000

Lead produced (thousands of pounds)	45,900	38,500	39,200	36,500	46,100	34,400	33,600	29,000

Zinc produced (thousands of pounds)	95,000	66,500	63,800	55,600	97,900	54,200	66,400	48,300

Average realized gold price (per ounce)	$1,596	$1,516	$1,707	$1,394	$1,663	$1,378	$1,719	$1,239

Average London spot gold price (per ounce)	$1,609	$1,506	$1,691	$1,386	$1,688	$1,367	$1,702	$1,227

Earnings from operations and associates	$404	$550	$519	$533	$545	$560	$610	$325

Earnings from continuing operations (1)	$268	$489	$479	$651	$405	$351	$336	$305

Earnings from discontinued operations, net of tax (1)	$-	$-	$-	$-	$-	$205	$-	$416

Net earnings	$268	$489	$479	$651	$405	$556	$336	$721

Net earnings attributable to shareholders of Goldcorp	$268	$489	$479	$651	$405	$560	$336	$723

Earnings from continuing operations per share

– Basic	$0.33	$0.61	$0.59	$0.82	$0.50	$0.48	$0.42	$0.41

– Diluted	$0.26	$0.52	$0.51	$0.81	$0.39	$0.47	$0.41	$0.32

Net earnings per share

– Basic	$0.33	$0.61	$0.59	$0.82	$0.50	$0.76	$0.42	$0.98

– Diluted	$0.26	$0.52	$0.51	$0.81	$0.39	$0.75	$0.41	$0.87

Cash flows from operating activities (1)	$554	$330	$322	$586	$727	$681	$723	$418

Total cash costs - by-product (per gold ounce) (3)	$370	$185	$251	$188	$261	$164	$258	$260

Total cash costs - co-product (per gold ounce) (4)	$619	$553	$648	$504	$529	$472	$551	$435

Dividends paid	$110	$82	$109	$75	$91	$55	$82	$33

Cash and cash equivalents	$1,221	$1,378	$1,394	$1,280	$1,502	$556	$1,476	$732

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended
	June 30		March 31		December 31		September 30
	2012	2011	2012	2011	2011	2010	2011	2010
INCLUDING DISCONTINUED OPERATIONS

Revenues (5)	$1,113	$1,323	$1,349	$1,216	$1,515	$1,320	$1,308	$886

Gold produced (ounces) (6)	578,600	597,100	524,700	637,600	687,900	689,600	592,100	596,200

Total cash costs - by-product (per gold ounce) (7)	$370	$185	$251	$188	$261	$164	$258	$185

Total cash costs - co-product (per gold ounce) (8)	$619	$553	$648	$504	$529	$472	$551	$553

(1)

The Company’s interests in Terrane Metals Corp and San Dimas, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments, have been reclassified as discontinued operations for the 2010 comparative periods.

(2)	Excludes commissioning sales ounces from Peñasquito, prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton Corporation (“Silver Wheaton”)).

(4)

Total cash costs per gold ounce on a co-product basis is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 1). The Company has restated prior period comparatives of co-product total cash costs accordingly.

(5)	Revenues, including discontinued operations, include revenues from San Dimas prior to date of disposition on August 6, 2011 of $1 million for the three months ended September 30, 2010.

(6)

Gold ounces produced, including discontinued operations, includes gold ounces produced at the San Dimas mine, prior to the date of disposition, of 7,600 ounces for the three months ended September 30, 2010.

(7)

Total cash costs per gold ounce on a by-product basis, including discontinued operations, includes the gold ounces sold at San Dimas to August 6, 2010 and by-product silver sales revenues for San Dimas to August 6, 2010 at $4.04 per silver ounce sold to Silver Wheaton.

(8)	Total cash costs per gold ounce on a co-product basis, including discontinued operations, includes the gold ounces sold and silver sales revenues for San Dimas to August 6, 2010.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results

Three months ended June 30, 2012 compared to the three months ended June 30, 2011

Net earnings attributable to shareholders of Goldcorp for the second quarter of 2012 were $268 million, or $0.33 per share, compared to $489 million, or $0.61 per share, in the second quarter of 2011. Compared to the second quarter of 2011, net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2012 were impacted significantly by the following factors:

•

Revenues decreased by $210 million, or 16%, primarily due to a $71 million decrease in gold revenues resulting from a 12% decrease in gold sales volume, partially offset by a 5%, or $80 per ounce, increase in the average realized gold price; a $40 million decrease in silver revenues resulting from a 21%, or $6.29 per ounce, decrease in the average realized silver price, partially offset by a 6% increase in silver sales volume; a $93 million decrease in copper revenues primarily due to a 74%, or 19.6 million pounds, decrease in copper sales volume at Alumbrera arising from the temporary suspension of shipments in the second quarter of 2012; and a net decrease in lead and zinc sales of $4 million, net of treatment and refining charges, from Peñasquito due to lower realized prices;

•

Production costs decreased by $47 million, or 9%, primarily due to lower Yacimientos Mineros Agua de Dionoso (“YMAD”) net proceeds payments and export retention tax payable by Alumbrera due to the temporary suspension of shipments in the second quarter of 2012 as mentioned above, and the favourable impact of foreign exchange movements, partially offset by higher labour, consumables and power costs. The weakening of the Canadian dollar and the Mexican peso positively impacted the earnings of the Canadian and Mexican operations by approximately 3% and 9%, respectively;

•	Depreciation and depletion decreased by $24 million, or 13%, primarily due to lower sales volumes;

•

A $4 million decrease in corporate administration expense primarily as a result of a decrease in the fair value of the Company’s Performance Share Units (“PSUs”) which are recorded as a liability and remeasured at the end of each reporting period with changes in fair value recognized as a recovery or expense, partially offset by an increase in general corporate activity;

•	A $56 million increase in impairment expense recognized in respect of certain of the Company’s available-for-sale equity and marketable securities;

•

A $67 million net gain on derivatives comprising of a $48 million unrealized gain on the conversion feature of the Company’s convertible notes (the “Company’s Notes”); a $16 million net gain on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”); and a $3 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts. A $72 million gain on derivatives in the second quarter of 2011 comprised of a $30 million net gain recognized on the Company’s share purchase warrants which were exercised or expired during the second quarter of 2011; a $28 million unrealized gain on the conversion feature of the Company’s Notes; a $10 million net gain on the Silver Wheaton silver contract; and a $6 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $2 million loss on investments in warrants;

•

Other expenses of $8 million in the second quarter of 2012, primarily comprising of an $8 million impairment expense recognized in respect of the Primero 1-year convertible note, which matures on August 6, 2012. Additionally, other expenses include a foreign exchange loss of $8 million primarily arising on the cash and cash equivalents denominated in Canadian dollars and value added tax receivables denominated in Mexican pesos; partially offset by a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties and $3 million of interest income earned on cash and cash equivalents and the Primero 1-year convertible note and 5-year promissory note (the “Primero

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Notes”). Other income of $13 million was recognized during the three months ended June 30, 2011, primarily comprising of foreign exchange gains of $9 million and $3 million of interest income;

•

A lower effective tax rate in the second quarter of 2012, after adjusting for non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes. The provision of the second quarter of 2012 was favorably impacted by the lower Canadian federal statutory income tax rate, and the non-taxable mark-to-market gains relating to the conversion option of Company’s Notes, and the settlement of certain past tax positions. This was partially offset by impairment expenses which are not tax-effected due to uncertainty on the future ability to utilize the unrealized capital losses. The provision in the second quarter of 2011 was unfavorably impacted by the increase in the Quebec Mining Duties rate from 12 percent to 16 percent, partially offset by non-taxable mark-to-market gains relating to the conversion option of the Company’s Notes and the Silver Wheaton silver contract; and

•

Income tax for the second quarter of 2012 was impacted by a $53 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $9 million foreign exchange gain in the second quarter of 2011.

Adjusted net earnings amounted to $332 million, or $0.41 per share (1), for the three months ended June 30, 2012, compared to $413 million, or $0.52 per share, for the three months ended June 30, 2011. Compared to the second quarter of 2011, adjusted net earnings decreased due to lower revenues resulting from lower gold and copper sales volumes, partially offset by lower production costs.

Total cash costs (by-product) increased to $370 per gold ounce (2), in the second quarter of 2012, as compared to $185 per gold ounce in the second quarter of 2011. The increase in cash costs per ounce was primarily due to lower by-product credits and lower gold sales volume.

Capital expenditures of $630 million were incurred, including $46 million of deposits, 58% of which related to the capital projects for Pueblo Viejo ($118 million); Cerro Negro ($101 million); Éléonore ($91 million); El Morro ($32 million); and Cochenour ($25 million). The remaining $263 million related to sustaining and capital expenditures primarily at the Company’s operating mine sites, mainly at Peñasquito ($71 million) and Red Lake ($47 million).

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs. Refer to page 42 for a reconciliation of total cash costs to reported production costs.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended June 30, 2012 compared to the three months ended March 31, 2012

Net earnings attributable to shareholders of Goldcorp for the second quarter of 2012 were $268 million, or $0.33 per share, compared to $479 million, or $0.59 per share, in the first quarter of 2012. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2012 were impacted significantly by the following factors:

•

Revenues decreased by $236 million, or 17%, due to an $84 million decrease in gold revenues resulting from 3% lower gold sales volume and a 7%, or $111 per ounce, decrease in the average realized gold price; a $65 million decrease in silver revenues resulting from an 18%, or 1.6 million ounces, decrease in silver sales volume and a 9%, or $2.44 per ounce, decrease in the average realized silver price; a $74 million decrease in copper revenues primarily due to a decrease of 68%, or 14.8 million pounds, in copper sales volume at Alumbrera arising from the temporary suspension of shipments in the second quarter of 2012; and a decrease in lead and zinc revenues of $12 million, net of treatment and refining charges, from Peñasquito due to lower realized prices;

•

Production costs decreased by $94 million, or 17%, due to lower YMAD net proceeds payments and export retention tax payable by Alumbrera due to the temporary suspension of shipments in the second quarter of 2012 as mentioned above, and the favourable impact of foreign exchange movements. The weakening of the Canadian dollar and Mexican peso positively impacted the earnings of the Canadian and Mexican operations by approximately 1% and 2%, respectively;

•	Depreciation and depletion decreased by $4 million, or 3%, primarily due to lower sales volumes;

•

Corporate administration decreased by $15 million primarily due to higher community contributions paid in the first quarter of 2012 and a decrease in share-based compensation expense in the second quarter of 2012 as a result of a decrease in the fair value of the Company’s PSUs, partially offset by an issuance of restricted share units in the second quarter of 2012; a $52 million increase in impairment expense recognized on certain of the Company’s equity and marketable securities;

•	A $52 million increase in impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities;

•

A $67 million net gain on derivatives comprising of a $48 million unrealized gain on the conversion feature of the Company’s Notes; a $16 million net gain on the Silver Wheaton silver contract; and a $3 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts. A $55 million net gain on derivatives in the prior quarter comprising of a $52 million unrealized gain on the conversion feature of the Company’s Notes; and a $20 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $16 million loss on the Silver Wheaton silver contract; and a $1 million unrealized loss on investments in warrants;

•

Other expenses of $8 million in the second quarter of 2012, primarily comprising of an $8 million impairment expense recognized in respect of the Primero 1-year convertible note and a foreign exchange loss of $8 million, partially offset by a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties and $3 million of interest income earned on the Company’s cash and cash equivalents and the Primero Notes. Other income of $14 million in the prior quarter was primarily comprised of $9 million favourable foreign exchange gains principally arising from value added tax receivables denominated in Mexican pesos and interest income earned on the Primero Notes and cash balances;

•

A lower effective tax rate in the second quarter of 2012, after adjusting for the non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes. The second quarter of 2012 and the prior quarter tax provisions were both impacted by impairments of available-for-sale equity securities which are not tax-effected due to uncertainty on the future ability to utilize the unrealized capital losses, offset by non-taxable mark-to-market gains arising on the conversion option of the Company’s Notes. In the current quarter, however, the effective tax rate was reduced due to the

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

mark-to-market gain recognized on the Silver Wheaton silver contract as compared to a loss in the prior quarter which increased the effective tax rate. The second quarter of 2012 was also favorably impacted by the settlement of certain past tax positions; and

•

Income tax for the second quarter of 2012 was impacted by a $53 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $55 million foreign exchange gain in the first quarter of 2012.

Adjusted net earnings amounted to $332 million, or $0.41 per share (1), for the three months ended June 30, 2012, compared to $404 million, or $0.50 per share, for the first quarter of 2012. Compared to the prior quarter, adjusted net earnings were significantly impacted by lower revenues as a result of lower gold and copper sales volumes, partially offset by lower production costs.

Total cash costs (by-product) increased to $370 per gold ounce (2), in the second quarter of 2012, as compared to $251 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to lower by-product sales credits and lower gold sales volume.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs. Refer to page 42 for a reconciliation of total cash costs to reported production costs.

GOLDCORP    |  10

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30, 2012 compared to the six months ended June 30, 2011

Net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2012 were $747 million or $0.92 per share, compared to $1,140 million or $1.43 per share for the six months ended June 30, 2011. Compared to the six months ended June 30, 2011, net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2012 were impacted significantly by the following factors:

•

Revenues decreased by $77 million, or 3%, primarily due a $14 million decrease in gold revenues resulting from a 13% decrease in in gold sales volumes, partially offset by a 14%, or $198 per ounce, increase in the average realized gold price; and a $95 million decrease in copper revenues due to a 41%, or 19.4 million pounds, decrease in sales volume at Alumbrera, arising from the temporary suspension of shipments in the second quarter of 2012; partially offset by a $22 million increase in silver revenues resulting from a 25%, or 3.2 million ounces, increase in silver sales volume, partially offset by a 14%, or $4.13 per ounce, decrease in the average realized silver price; and a net increase of $11 million in lead and zinc revenues, net of treatment and refining charges from Peñasquito;

•

Production costs increased by $61 million, or 6%, primarily due to higher labour and consumables costs, partially offset by lower YMAD net proceeds payments and export retention tax payable by Alumbrera, due to the temporary suspension of shipments in the second quarter of 2012 as mentioned above;

•	Depreciation and depletion decreased by $30 million, or 9%, due to lower sales volumes;

•

Corporate administration increased by $10 million, or 8%, due to higher corporate activities, corporate social responsibility and community contributions; partially offset by a reduction in share-based compensation resulting from a decrease in the fair value of the Company’s PSUs;

•

A $33 million increase in the Company’s share of net losses of associates, which was primarily due to a $23 million impairment expense recognized in respect of the Company’s equity interest in Primero during the first six months of 2012;

•	A $61 million increase in impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities;

•

A $320 million net gain on securities ($279 million after tax) in the comparative period due to the sale of the Company’s equity interest in Osisko Mining Corporation (“Osisko”) in the first quarter of 2011;

•

A $122 million gain on derivatives for the six months ended June 30, 2012 comprising a $100 million unrealized gain on the conversion feature of the Company’s Notes; a $23 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $1 million unrealized loss on investments in warrants. A $15 million net gain on derivatives for the six months ended June 30, 2011 comprised of a $28 million net gain recognized on the Company’s share purchase warrants which were exercised or expired during the second quarter of 2011; a $13 million net gain on foreign currency, heating oil, copper, lead and zinc contracts; partially offset by a $21 million net loss on the Silver Wheaton silver contract and a $5 million loss on investments in warrants.

•

Other income of $6 million comprised primarily of $6 million of interest income earned on the Company’s cash and cash equivalents and the Primero Notes and a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties, partially offset by an $8 million impairment expense recognized on the Primero 1-year convertible note. Other income of $35 million in the 2011 comparable period comprised mainly of $23 million in foreign exchange gains, $6 million of interest income earned on the Company’s cash and cash equivalents and Primero Notes and $5 million of insurance proceeds received in the first quarter of 2011.

GOLDCORP    |  11

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

•

The six months ended June 30, 2012 and the six months ended June 30, 2011, after adjusting for the non-deductible share based compensation expense and the impact of foreign exchange on deferred income taxes, both had lower effective tax rates of 22% and 23%, respectively. For the six months ended June 30, 2012, a lower effective tax rate resulted from non-taxable mark-to-market gains on derivatives and the settlement of certain past tax positions, which more than offset the impact of impairment expenses which are not tax-effected due to uncertainty of the future ability to utilize the unrealized capital losses. For the six months ended June 30, 2011, the effective tax rate was reduced by the gain on sale of the Osisko shares being taxed at the lower capital gains tax rate, partially offset by the impact of higher Quebec Mining Duties on deferred taxes and the non-deductible mark-to-market losses for the Silver Wheaton silver contract; and

•

Income tax for the six months ended June 30, 2012 was impacted by a $2 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $36 million foreign exchange gain for the six months ended June 30, 2011.

Adjusted net earnings amounted to $736 million, or $0.91 per share (1), for the six months ended June 30, 2012, compared to $805 million, or $1.01 per share, for the six months ended June 30, 2011. Compared to the six months ended June 30, 2011, adjusted net earnings were primarily impacted by lower revenues due to decreased gold and copper sales volumes and higher production costs.

Total cash costs (by-product) were higher at $310 per ounce, as compared to $186 per ounce in the comparative period. The increase was primarily due to lower gold sales volumes, higher production costs due to higher labour and consumables costs, and lower by-product credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs. Refer to page 42 for a reconciliation of total cash costs to reported production costs.

GOLDCORP    |  12

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended June 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)

Red Lake	2012	$158	104,000	99,200	$1,604	$82	$568

	2011	$243	154,900	160,800	$1,510	$158	$352

Porcupine	2012	121	74,900	75,200	1,604	53	674

	2011	96	62,300	63,200	1,515	32	710

Musselwhite	2012	93	56,500	58,100	1,598	32	819

	2011	88	58,800	57,900	1,513	32	767

Peñasquito (1)	2012	337	103,800	89,300	1,584	130	(425)

	2011	317	58,400	64,400	1,530	102	(801)

Los Filos	2012	136	85,200	84,700	1,597	76	535

	2011	126	83,500	82,900	1,514	67	438

El Sauzal	2012	36	23,600	22,100	1,595	13	538

	2011	34	22,400	22,100	1,519	7	593

Marlin (1)	2012	140	56,700	58,300	1,594	66	20

	2011	190	78,900	79,600	1,509	122	(368)

Alumbrera (1)	2012	32	36,700	9,700	1,561	3	(207)

	2011	169	38,000	37,100	1,540	71	(821)

Marigold	2012	29	18,900	18,000	1,588	13	726

	2011	39	26,600	25,500	1,517	14	764

Wharf	2012	31	18,300	17,400	1,593	17	602

	2011	21	13,300	12,900	1,505	11	655

Other (2)	2012	-	-	-	-	(81)	-

	2011	-	-	-	-	(66)	-

Total	2012	$1,113	578,600	532,000	$1,596	$404	$370

	2011	$1,323	597,100	606,400	$1,516	$550	$185

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton).

(2)	Includes corporate activities and Goldcorp’s share of net losses of associates.

GOLDCORP    |  13

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)

Red Lake	2012	$353	218,200	214,000	$1,651	$194	$544

	2011	$499	341,000	342,800	$1,453	$325	$336

Porcupine	2012	224	135,600	135,700	1,645	92	724

	2011	178	122,100	122,400	1,455	50	721

Musselwhite	2012	187	109,700	113,900	1,640	63	831

	2011	184	126,100	126,700	1,447	72	687

Peñasquito (1)	2012	756	172,400	176,800	1,674	299	(586)

	2011	576	116,000	115,300	1,474	208	(1,104)

Los Filos	2012	277	167,900	167,600	1,647	162	528

	2011	256	178,100	177,000	1,444	142	432

El Sauzal	2012	71	45,000	42,900	1,643	26	570

	2011	68	46,900	46,600	1,451	22	543

Marlin (1)	2012	285	109,900	112,300	1,637	144	(80)

	2011	359	156,700	157,500	1,451	229	(347)

Alumbrera (1)	2012	170	64,300	34,400	1,712	54	(870)

	2011	308	72,100	71,300	1,465	116	(539)

Marigold	2012	74	45,400	44,400	1,654	35	698

	2011	71	49,100	48,100	1,462	23	774

Wharf	2012	65	34,900	35,700	1,639	35	633

	2011	40	26,600	26,000	1,442	16	778

Other (2)	2012	-	-	-	-	(182)	-

	2011	-	-	-	-	(120)	-

Total	2012	$2,462	1,103,300	1,077,700	$1,652	$923	$310

	2011	$2,539	1,234,700	1,233,700	$1,454	$1,083	$186

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton).

(2)	Includes corporate activities and Goldcorp’s share of losses of associates.

GOLDCORP    |  14

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

	Three Months Ended
Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore milled	216,000	220,100	226,300	201,200	201,500
Average mill head grade (grams/tonne)	16.02	16.32	22.18	19.95	24.57
Average recovery rate	96%	96%	96%	97%	97%
Gold (ounces)
– Produced	104,000	114,200	154,000	127,000	154,900
– Sold	99,200	114,800	153,000	127,400	160,800
Average realized gold price (per ounce)	$1,604	$1,692	$1,664	$1,694	$1,510
Total cash costs (per ounce)	$568	$523	$374	$405	$352
Financial Data
Revenues	$158	$195	$256	$216	$243
Depreciation and depletion	$17	$18	$22	$20	$22
Earnings from operations	$82	$112	$171	$140	$158
Expenditures on mining interests	$72	$61	$67	$75	$68

Gold production for the second quarter of 2012 of 104,000 ounces was 33%, or 50,900 ounces, less than in the second quarter of 2011 due to 35% lower grades, slightly offset by 7% higher tonnage. The lower grades resulted from a reduction of the rate of ore extraction in two key areas of the High Grade Zone due to the effects of mitigating adverse ground conditions caused by stresses in the deeper levels of the mine. Red Lake gold production in the second quarter of 2012 continued to be affected by the previously disclosed operating delays in the High Grade Zone due to the need for rock de-stressing cuts at the 41 and 45 levels. The impact of continued seismic activity increased late in the quarter and slowed the advance of de-stressing efforts. De-stress work focused on the 41 and 45 levels, and was successfully completed on the 41 level late in the quarter. Completion of the de-stress work at the 45 level, expected to be completed later in the third quarter of 2012 and in conjunction with the previously completed 41 level, will allow mining rates in the High Grade Zone to increase in the second half of the year. Inconsistent mineralization in the Footwall Zone encountered in the first quarter of 2012 has also continued into the second quarter while production in the Campbell Zone improved slightly compared to the first quarter. This has resulted in a change in forecast gold production at Red Lake to between 460,000 and 510,000 ounces in 2012 compared to previous guidance of 650,000 ounces.

Over the balance of 2012, the Company will continue to evaluate the impact on Red Lake’s long-term production profile of timing issues in accessing High Grade Zone reserves as well as continued grade variability in the Footwall Zone. Until further study of these issues has advanced, the range of production expectations for Red Lake beyond the current year should reflect production similar to the range provided for 2012.

Cash costs for the second quarter of 2012 were 61%, or $216 per ounce, higher than in the second quarter of 2011 due to lower gold production ($227 per ounce, or 105%), partially offset by a weaker Canadian dollar ($17 per ounce, or 8%). Additional long-hole and definition drilling occurred during the second quarter of 2012 and is focused on creating less variability in forecast grades.

Gold production for the second quarter of 2012 was 9%, or 10,200 ounces, less than in the first quarter of 2012 due to 2% lower grades and 2% lower mill throughput. Grade and tonnage were lower due to fewer tonnes mined in the High Grade and Footwall Zone areas

GOLDCORP    |  15

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

and the processing of low grade stockpile material at Red Lake. The decrease in tonnes milled was attributable to fewer tonnes being mined in the High Grade and Footwall Zones.

Cash costs for the second quarter of 2012 were 9%, or $45 per ounce, higher than in the prior quarter due to lower gold production ($84 per ounce, or 187%), partially offset by lower operating costs ($37 per ounce, or 82%) and a weaker Canadian dollar ($2 per ounce, or 4%). The decrease in operating costs was primarily attributable to lower employee costs ($3 million) and a reduction in energy costs due to warmer temperatures ($1 million), partially offset by an increase in contractor costs ($1 million).

During the second quarter of 2012, drilling continued from the 4199 exploration ramp, with the following results:

•

Numerous high grade intersections have reaffirmed the extension of the high grade mineralization consistently between levels 52 to 55, which provides clarity on the longer-term continuity of the mineralization at depth;

•	Further drilling indicates the presence of high grade intercepts deeper at the 57 level; and

•

New results were obtained in an unexplored area adjacent to the High Grade Zone outlining a potential new zone extending above the 52 level. This area will be a key focus of drilling for the remainder of the year as the zone remains open vertically and to the west and has the potential to increase mining flexibility due to its proximity to existing infrastructure.

These new discoveries have led to the development of a number of potential targets near the High Grade Zone which will be tested in the future.

GOLDCORP    |  16

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three Months Ended
Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore milled	1,023,200	1,017,800	1,074,200	1,010,100	1,015,400
Hoyle Pond underground (tonnes)	72,300	62,500	83,600	79,200	74,300
Hoyle Pond underground (grams/tonne)	17.72	12.14	13.03	18.36	13.12
Dome underground (tonnes)	101,400	127,800	107,100	85,300	120,700
Dome underground (grams/tonnes)	4.75	5.22	6.19	4.09	3.78
Stockpile (tonnes)	849,500	827,500	883,500	845,600	820,400
Stockpile (grams/tonne)	0.81	0.82	0.84	0.94	0.88
Average mill head grade (grams/tonne)	2.40	2.07	2.32	2.57	2.12
Average recovery rate	95%	92%	91%	93%	91%
Gold (ounces)
– Produced	74,900	60,700	74,700	76,300	62,300
– Sold	75,200	60,500	74,900	75,800	63,200
Average realized gold price (per ounce)	$1,604	$1,696	$1,668	$1,719	$1,515
Total cash costs (per ounce)	$674	$786	$593	$614	$710
Financial Data
Revenues	$121	$103	$126	$130	$96
Depreciation and depletion	$14	$13	$20	$19	$20
Earnings from operations (1)	$53	$39	$16	$66	$32
Expenditures on mining interests	$27	$22	$24	$24	$22

(1)

Earnings from operations for the three months ended December 31, 2011 were impacted by a non-cash provision related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s closed sites of $42 million.

Gold production for the second quarter of 2012 was 20%, or 12,600 ounces, higher than in the second quarter of 2011 primarily due to 13% higher grades and 4% higher recovery. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 35% higher grades due to increased cut and fill mining in the VAZ zone, yielding higher grades and 3% lower tonnage as fewer longhole stopes were mined in accordance with the mining sequence. The Dome underground operation experienced 26% higher grades and 16% lower tonnage due to fewer bulk stopes in the mine plan. The Stockpile reclaim sequence moved into the lower grade Dome stockpile, as planned, providing 8% lower grades with 4% higher tonnage than in the second quarter of 2011.

Cash costs for the second quarter of 2012 were 5%, or $36 per ounce, lower than in the second quarter of 2011 due to higher gold production ($115 per ounce, or 319%) and a weaker Canadian dollar ($17 per ounce, or 47%), partially offset by higher operating costs ($96 per ounce, or 267%). The increase in operating costs was primarily due to higher employee costs ($3 million), increased contractor costs ($2 million) and higher maintenance and consumable and other costs ($4 million), partially offset by lower energy costs ($2 million) as a result of the energy plan implemented in the third quarter of 2011.

GOLDCORP    |  17

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Gold production for the second quarter of 2012 was 23%, or 14,200 ounces, higher than in the first quarter of 2012 due to 15% higher grades and 3% higher recovery at similar tonnage throughput. The Hoyle Pond underground operation experienced 46% higher grades and 16% higher tonnage due to improved efficiencies both in the cut and fill mining of the VAZ zone and improved underground hoisting infrastructure. The Dome underground operation experienced 9% lower grades due to the completion of one higher grade stope late in the prior quarter, and 21% lower tonnage due to a reduced number of bulk stopes in the mine sequence. Material reclaimed from Stockpile provided 1% lower grades, as planned, and 3% higher tonnage to compensate for the lower Dome underground ore feed.

Cash costs for the second quarter of 2012 were 14%, or $112 per ounce, lower than in the prior quarter due to higher gold production ($155 per ounce, or 138%) and a weaker Canadian dollar ($2 per ounce, or 2%), offset by higher operating costs ($45 per ounce, or 40%). The increase in operating costs was attributable to higher employee costs ($1 million), higher maintenance and consumable costs ($2 million) and higher energy costs ($1 million), partially offset by lower contractor costs ($1 million).

Underground exploration at Hoyle Pond in the second quarter of 2012 continued to focus on extending the known mineralization proximal to the 1060 Fault Zone, with strong results continuing in the higher grade deep extensions. Three diamond drill rigs were also dedicated to the expansion and delineation of the TVZ Bulk Zone. Surface exploration continued to assess potential targets located within a few kilometres of the Hoyle Pond deposit, while one diamond drill rig continued to probe a historically unexplored horizon located near the Dome Mine.

The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. The key component of construction involves a new 5.5 metre diameter deep winze (internal shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. During the second quarter, work focused on the construction and assembly of the sinking plant, Galloway work stage and commissioning of the two hoisting plants. The commencement of full face shaft sinking is planned to commence during the third quarter of 2012. Expenditures for the second quarter of 2012 were $7 million, with year to date expenditures of $14 million.

Work related to the Hollinger open pit project primarily focused on advancement of haul road construction between the Hollinger site and the Dome mill to 2.5 kilometres, and the commissioning of the first shovel. Development of the project is ongoing, with the mine expected to begin production in the fourth quarter of 2012.

GOLDCORP    |  18

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three Months Ended

Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore milled	308,100	327,400	341,300	301,200	334,600
Average mill head grade (grams/tonne)	6.00	5.43	5.47	6.25	5.73
Average recovery rate	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	56,500	53,200	56,800	59,700	58,800
– Sold	58,100	55,800	56,900	57,900	57,900
Average realized gold price (per ounce)	$1,598	$1,684	$1,669	$1,757	$1,513
Total cash costs (per ounce)	$819	$844	$753	$778	$767
Financial Data
Revenues	$93	$94	$95	$102	$88
Depreciation and depletion	$11	$10	$9	$9	$8
Earnings from operations	$32	$31	$40	$46	$32
Expenditures on mining interests	$25	$19	$21	$12	$16

Gold production for the second quarter of 2012 was 4%, or 2,300 ounces, less than in the second quarter of 2011 due to an 8% decrease in mill throughput, partially offset by a 5% increase in grades. Mill throughput was due to an interception of a significant methane gas pocket in a diamond drill hole, which resulted in a five day removal of the workforce from the underground, as well as a planned eight day maintenance shutdown in June. Grades were higher as mining focused on a mixture of higher and more moderate grade stoping fronts in the PQ Deeps and higher grade stopes of the Lynx Zone, in accordance with the mine plan.

Cash costs were 7%, or $52 per ounce, higher than in the second quarter of 2011 due to higher operating costs ($79 per ounce, or 152%), partially offset by a weaker Canadian dollar ($23 per ounce, or 44%). The increase in operating costs was attributable to higher employee costs ($4 million), increased maintenance costs ($2 million) as a result of the planned shutdown and higher royalty and consumables costs ($2 million), partially offset by lower operating development costs ($3 million).

Gold production for the second quarter of 2012 was 6%, or 3,300 ounces, higher than in the first quarter of 2012. The higher production was attributable to a 10% increase in grades, partially offset by a 6% decrease in mill throughput resulting from the planned maintenance shutdown and methane gas pocket interception. The grades were higher due to improved performances in a number of stopes in the PQ Deeps.

Cash costs for the first quarter of 2012 were 3%, or $25 per ounce, lower than in the prior quarter due to increased gold production ($35 per ounce, or 140%) and a weaker Canadian dollar ($3 per ounce, or 12%), partially offset by higher operating costs ($13 per ounce, or 52%). The increase in operating costs was primarily attributable to higher maintenance costs ($2 million), partially offset by lower propane costs ($1 million).

Exploration in the second quarter of 2012 continued to focus on the northern extension of the Lynx Zone from surface and underground, together with extensions of the PQ Deeps and T-Antiform from underground and the completion of the first underground set of drill holes on the West Limb target. Surface drilling successfully intersected the Lynx Zone at a distance of 600 metres north of the current development, while drilling on the North Shore demonstrated the continuity of mineralization a distance of 1.5 kilometres north of the current development. Drilling on the West Limb target continues to return positive results, with numerous mineralised shear

GOLDCORP    |  19

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

zones intersected in the drill holes. Underground drilling on the PQ Deeps also continues to return positive results north of the 2011 resource boundary, while drilling on the T-Antiform has returned positive results for the S2 Zone.

GOLDCORP    |  20

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

	Three Months Ended
Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore mined – sulphide	9,607,300	7,159,500	10,075,000	6,529,000	5,923,100
Tonnes of ore mined – oxide	1,703,300	1,065,300	1,959,400	2,161,400	3,050,700
Tonnes of waste removed	30,192,100	32,225,155	24,223,400	26,074,600	30,490,200
Ratio of waste to ore	3.3	4.6	2.0	3.0	3.4
Average head grade
Gold (grams/tonne)	0.48	0.36	0.44	0.36	0.35
Silver (grams/tonne)	28.31	24.84	28.68	25.27	27.11
Lead	0.31%	0.31%	0.35%	0.33%	0.38%
Zinc	0.68%	0.56%	0.76%	0.63%	0.64%
Sulphide Ore
Tonnes of ore milled	9,586,800	8,393,100	8,617,000	7,084,500	7,360,600
Average recovery rate
Gold	70%	64%	66%	58%	59%
Silver	79%	75%	77%	73%	73%
Lead	76%	73%	74%	68%	68%
Zinc	78%	72%	79%	76%	75%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	41,600	35,400	39,800	28,500	33,400
Zinc Concentrate (DMT)	88,000	58,100	89,200	57,100	61,500
Gold (ounces)	93,400	56,000	71,800	42,800	43,100
Silver (ounces)	6,194,200	4,530,100	5,486,000	3,779,600	4,123,500
Lead (thousands of pounds)	45,900	39,200	46,100	33,600	38,500
Zinc (thousands of pounds)	95,000	63,800	97,900	66,400	66,500
Oxide Ore
Tonnes of ore processed	1,703,300	1,065,300	1,959,400	2,161,400	3,050,700
Produced
Gold (ounces)	10,400	12,600	10,500	13,000	15,300
Silver (ounces)	376,500	425,300	379,600	423,600	478,800
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	103,800	68,600	82,300	55,800	58,400
Silver (ounces)	6,570,700	4,955,400	5,865,600	4,203,200	4,602,300
Lead (thousands of pounds)	45,900	39,200	46,100	33,600	38,500
Zinc (thousands of pounds)	95,000	63,800	97,900	66,400	66,500
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	89,300	87,500	67,900	50,200	64,400
Silver (ounces)	5,478,900	7,045,000	5,103,000	3,819,800	4,894,500
Lead (thousands of pounds)	42,200	52,400	40,200	29,200	41,200
Zinc (thousands of pounds)	90,800	75,900	78,500	67,400	60,300
Average realized prices
Gold (per ounce)	$1,584	$1,766	$1,607	$1,769	$1,530
Silver (per ounce) (1)	$23.17	$25.43	$23.26	$30.64	$28.03
Lead (per pound)	$0.84	$0.96	$0.89	$1.00	$1.15
Zinc (per pound)	$0.84	$0.98	$0.84	$0.93	$1.03
Total Cash Costs - by-product (per ounce of gold) (2)	$(425)	$(751)	$(447)	$(796)	$(801)
Total Cash Costs - co-product (per ounce of gold) (2)	$642	$726	$768	$862	$$851

GOLDCORP    |  21

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended
Financial Data and Key Performance Indicators	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Revenues (1)	$337	$419	$297	$271	$317
Depreciation and depletion	$48	$50	$46	$38	$46
Earnings from operations (1)	$130	$169	$82	$86	$102
Expenditures on mining interests	$71	$72	$81	$51	$20
Mining cost per tonne	$1.58	$1.70	$1.89	$1.55	$1.52
Milling cost per tonne	$7.70	$9.55	$8.47	$8.96	$8.89
General and administrative cost per tonne milled	$1.52	$1.89	$2.39	$1.98	$1.87
Off-site cost per tonne sold (lead) (3)	$745	$623	$622	$616	$541
Off-site cost per tonne sold (zinc) (3)	$321	$350	$342	$355	$350

(1)	Includes 25% of silver ounces sold to Silver Wheaton at $3.99 per ounce. The remaining 75% of silver ounces are sold at market rates.

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for three months ended June 30, 2012 would be $642 per ounce of gold, $12.17 per ounce of silver, $0.65 per pound of lead and $0.55 per pound of zinc. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 1). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.99 per ounce with the remaining 75% of silver ounces sold at market rates.

(3)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for the second quarter of 2012 was 78%, or 45,400 ounces, higher than in the second quarter of 2011 due to a higher sulphide mill throughput and higher ore grades and metallurgical recoveries, partially offset by lower oxide gold production. Record gold and other metal production for the second quarter of 2012 was achieved however production did not meet ramp-up expectations as mill throughput was affected by an inadequate water supply in the month of June.

Prolonged drought conditions in the region contributed to lower-than-expected water recharge in the well field as well as lower-than-expected water production from the accelerated Chile Colorado pit dewatering program. This condition limited plant throughput in June and is also expected to affect plant throughput in the second half of 2012. The Company holds permits for sufficient quantities of water and is currently working to drill additional wells to increase water production. Concurrently, work is also underway to increase the quantity of water reclaimed from the tailings facility.

The current water deficit is expected to limit plant throughput to between approximately 98,000 and 107,000 tonnes per day over the balance of 2012. This is expected to result in gold production of between 370,000 to 390,000 ounces in 2012 compared to previous guidance of 425,000 ounces. Production of silver at Peñasquito is expected to total 23 to 24 million ounces; zinc production is expected to total 310 to 325 million pounds and lead production is expected to total 155 to 160 million pounds in 2012. The 2013 production has the potential to be affected by on-going drought conditions and water constraints if sufficient water-well development and production does not occur as planned.

Cash costs on a by-product basis were $(425) per ounce for the second quarter of 2012 compared to $(801) per ounce in the second quarter of 2011 and $(751) per ounce for the first quarter of 2012.

On a co-product basis, cash costs for the second quarter of 2012 were $642 per ounce, and 25%, or $209 per ounce, lower than in the second quarter of 2011 due principally to higher gold sales volumes ($238 per ounce) and a weaker Mexican peso ($52 per ounce), partially offset by higher operating costs ($81 per ounce). The increase in operating costs was attributable mainly to the continued increase in mill throughput. Cost increases were also registered from higher fuel prices, water concession charges and offsite costs, partially offset by an increase in capitalized development related to stripping activities and lower employee costs.

Gold production for the second quarter of 2012 was 51%, or 35,200 ounces, higher than in the first quarter of 2012. In comparison to the prior quarter, Peñasquito experienced 14% higher mill throughput, 33% higher milled ore grades and 9% higher metallurgical recoveries.

GOLDCORP    |  22

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Co-product cash costs for the second quarter of 2012 were 12%, or $84 per ounce, lower than in the prior quarter due to higher gold sales volumes ($14 per ounce), lower operating costs ($61 per ounce) and a weaker Mexican peso ($9 per ounce). The lower operating costs are primarily attributable to lower labour costs and consumables and power consumption rates, offset by lower capitalized development related to stripping activities and higher lead concentrate offsite costs.

The provisional pricing impact of lower realized gold, silver and zinc prices during the second quarter of 2012 was a negative $8 million, of which $1 million, $6 million, and $1 million related to gold, silver and zinc sales, respectively, in the first quarter of 2012 that settled in the second quarter of 2012. The provisional pricing impact in the first quarter was a positive $27 million.

Activities over the second half of 2012 will continue to focus on the exploration for and development of additional fresh water wells, optimization of the sulphide processing plant, and the completion and commissioning of the Waste Rock Overland Conveyor system, which remains on track for commissioning in the fourth quarter of 2012.

Throughout the second quarter of 2012, exploration continued to focus on the deep mantos deposits and stockwork between the surface and the mantos deposits. Two holes were completed and one is in progress, with a total of 3,342 metres completed by the end of the second quarter of 2012.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three Months Ended

Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore mined	6,587,200	7,391,100	7,124,100	6,639,200	6,492,300
Tonnes of waste removed	9,069,900	10,368,400	9,974,600	12,327,500	7,893,100
Ratio of waste to ore	1.4	1.4	1.4	1.9	1.2
Tonnes of ore processed	6,693,300	7,404,300	7,228,000	6,684,100	6,619,700
Average grade processed (grams/tonne)	0.69	0.70	0.75	0.74	0.71
Average recovery rate (1)	47%	47%	47%	47%	47%
Gold (ounces)
– Produced	85,200	82,700	85,200	73,200	83,500
– Sold	84,700	82,900	83,600	74,300	82,900
Average realized gold price (per ounce)	$1,597	$1,698	$1,661	$1,691	$1,514
Total cash costs (per ounce)	$535	$521	$503	$490	$438
Financial Data
Revenues	$136	$141	$139	$127	$126
Depreciation and depletion	$14	$11	$13	$13	$18
Earnings from operations	$76	$86	$83	$77	$67
Expenditures for mining interests	$27	$17	$13	$29	$13

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for the second quarter of 2012 was 2%, or 1,700 ounces, higher than in the second quarter of 2011 mainly due to an improvement in leaching efficiencies resulting from the 15% increase in throughput capacity at the process facility implemented in the third quarter of 2011.

Cash costs for the second quarter of 2012 were 22%, or $97 per ounce, higher than in the second quarter of 2011 due to higher operating costs ($136 per ounce, or 140%), partially offset by an increase in gold production ($10 per ounce, or 10%) and a weaker Mexican peso ($29 per ounce, or 30%). The increase in operating costs was mainly attributable to higher reagents consumption ($2 million), site costs ($2 million) and maintenance costs ($1 million).

Gold production for the second quarter of 2012 was 3%, or 2,500 ounces, higher than in the first quarter of 2012 mainly due to an improvement in leaching cycles and smaller sized crush ore placed on the pad.

Cash costs for the second quarter of 2012 were 3%, or $14 per ounce, higher than in the first quarter of 2012 due to higher operating costs ($28 per ounce, or 200%), partially offset by an increase in gold production ($11 per ounce, or 80%) and a weaker Mexican peso ($3 per ounce, or 20%). The increase in operating costs was primarily attributable to higher reagents consumption ($1 million) and site costs ($1 million).

The construction of the next phase of the Los Filos heap leach pad facility was completed during the second quarter of 2012 as planned. The 2012 exploration program has continued to follow up on 2011 success through exploring the Los Filos pit towards the 4P south area, and the El Bermejal pit towards the northwest.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three Months Ended

Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore mined	568,600	576,500	483,400	555,300	550,500
Tonnes of waste removed	2,802,700	2,678,900	981,500	1,017,900	1,007,100
Ratio of waste to ore	4.9	4.6	2.0	1.8	1.8
Tonnes of ore milled	539,500	516,300	506,300	526,400	517,400
Average mill head grade (grams/tonne)	1.44	1.37	1.80	1.63	1.43
Average recovery rate	94%	94%	94%	95%	94%
Gold (ounces)
– Produced	23,600	21,400	27,500	26,100	22,400
– Sold	22,100	20,800	28,400	25,500	22,100
Average realized gold price (per ounce)	$1,595	$1,693	$1,674	$1,721	$1,519
Total cash costs (per ounce)	$538	$605	$535	$475	$593
Financial Data
Revenues	$36	$35	$48	$44	$34
Depreciation and depletion	$9	$9	$13	$11	$13
Earnings from operations	$13	$13	$19	$21	$7
Expenditures on mining interests	$3	$3	$2	$2	$3

Gold production for the second quarter of 2012 was 5%, or 1,200 ounces, higher than in the second quarter of 2011 due to 4% higher tonnage processed.

Cash costs for the second quarter of 2012 were 9%, or $55 per ounce, lower than in the second quarter of 2011 due to lower operating costs ($28 per ounce, or 52%) and a weaker Mexican peso ($27 per ounce, or 48%). The decrease in operating costs was mainly related to lower employee costs, contractors and consumables.

Gold production for the second quarter of 2012 was 10%, or 2,200 ounces, higher than in the first quarter of 2012 mainly due to 5% higher grades and 4% higher tonnage processed.

Cash costs for the second quarter of 2012 were 11%, or $67 per ounce, lower than in the first quarter of 2012 due primarily to higher gold production ($37 per ounce, or 56%), a weaker Mexican peso ($2 per ounce, or 3%) and lower operating costs ($28 per ounce, or 41%). The decrease in operating costs was due mainly to lower employee costs, power and maintenance.

Pre-stripping of the Trini Pit is on schedule with ore production expected in the third quarter of 2012, which will provide primary ore for the remainder of the mine life. Exploration drilling is limited to targets adjacent to the existing pits.

GOLDCORP    |  25

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended

Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore milled	487,700	477,900	525,300	415,900	371,200
Average mill head grade (grams/tonne)
– Gold	3.75	3.49	7.96	7.62	6.66
– Silver	113	118	186	188	170
Average recovery rate
– Gold	96%	96%	95%	96%	96%
– Silver	91%	90%	89%	92%	91%
Produced (ounces)
– Gold	56,700	53,200	130,700	95,000	78,900
– Silver	1,613,400	1,663,100	2,822,600	2,291,100	1,896,400
Sold (ounces)
– Gold	58,300	54,000	135,000	88,600	79,600
– Silver	1,660,500	1,669,000	3,050,400	2,002,000	1,860,600
Average realized price (per ounce)
– Gold	$1,594	$1,684	$1,689	$1,719	$1,509
– Silver	$28.29	$32.61	$31.33	$36.02	$37.54
Total cash costs (per ounce) (1)	$20	$(187)	$(337)	$(347)	$(368)
Financial Data
Revenues	$140	$145	$323	$225	$190
Depreciation and depletion	$25	$21	$45	$31	$27
Earnings from operations	$66	$78	$227	$151	$122
Expenditures on mining interests	$23	$23	$33	$27	$26

(1)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended June 30, 2012 would be $511 per ounce of gold and $11.05 per ounce of silver (2011 – $373 and $5.81, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 1). Using actual realized sales prices, the co-product total cash costs would be $545 per ounce of gold and $9.87 per ounce of silver for 2012 (2011 – $325 and $7.85, respectively).

Gold and silver production for the second quarter of 2012 was 28%, or 22,200 ounces, and 15%, or 283,000 ounces, lower than in the second quarter of 2011. The decrease in ounces for both gold and silver was due to 44% lower grades for gold and 34% lower grades for silver, partially offset by a 31% increase in tonnage processed. The lower grades were due to lower grade ore processed from stockpiles following completion of open pit mining operations and lower underground grades, in accordance with the mine plan.

Cash costs for the second quarter of 2012 were 105%, or $388 per ounce, higher than in the second quarter of 2011 due to lower gold production ($186 per ounce, or 48%), higher operating costs ($131 per ounce, or 34%) and lower silver by-product sales credits ($71 per ounce, or 18%). The increase in operating costs was primarily attributable to higher underground contractor costs due to more metres mined, higher general consumables costs due to higher tonnes of ore milled at lower grades, and higher royalties as a result of the agreement to increase the royalty rate to 5% of revenue in January 2012.

GOLDCORP    |  26

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Gold production for the second quarter of 2012 was 7%, or 3,500 ounces, higher and silver production was 3%, or 49,700 ounces, lower than in the first quarter of 2012. The increase in ounces for gold was due to 7% higher gold grades while the decrease in silver ounces was due to 4% lower grades.

Cash costs for the second quarter of 2012 were 111%, or $207 per ounce, higher than in the first quarter of 2012 due to lower silver credits ($202 per ounce, or 98%) and higher operating costs ($66 per ounce, or 32%), partially offset by higher gold production ($61 per ounce, or 29%). The increase in operating costs was primarily attributable to higher consumable and maintenance costs, partially offset by lower contractor costs.

Exploration drilling in the second quarter of 2012 focused on defining the Coral mineralization.

GOLDCORP    |  27

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore mined	3,270,300	2,311,700	3,023,700	2,320,900	2,000,400
Tonnes of waste removed	6,233,100	5,394,500	4,878,400	4,954,900	4,805,800
Ratio of waste to ore	1.9	2.3	1.6	2.1	2.4
Tonnes of ore milled	3,656,500	3,499,900	3,528,500	3,718,900	3,682,000
Average mill head grade
– Gold (grams/tonne)	0.43	0.36	0.30	0.44	0.47
– Copper	0.45%	0.39%	0.30%	0.44%	0.45%
Average recovery rate
– Gold	71%	67%	69%	72%	68%
– Copper	86%	79%	79%	80%	77%
Produced
– Gold (ounces)	36,700	27,600	23,200	38,200	38,000
– Copper (thousands of pounds)	31,500	24,100	18,500	28,600	28,000
Sold
– Gold (ounces)	9,700	24,700	29,100	33,600	37,100
– Copper (thousands of pounds)	6,800	21,600	23,000	23,700	26,400
Average realized price
– Gold (per ounce)	$1,561	$1,771	$1,651	$1,773	$1,540
– Copper (per pound)	$2.35	$4.25	$3.70	$2.61	$4.15
Total cash costs (per gold ounce) (1)	$(207)	$(1,131)	$508	$(45)	$(821)
Financial Data
Revenues	$32	$138	$137	$126	$169
Depreciation and depletion	$9	$18	$13	$15	$17
Earnings from operations	$3	$51	$14	$46	$71
Expenditures on mining interests	$4	$3	$14	$12	$1

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended June 30, 2012 would be $723 per ounce of gold and $1.81 per pound of copper (2011 – $738 and $2.06, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 1). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2012 would be $788 per ounce of gold and $1.73 per pound for copper (2011 – $724 and $2.09, respectively).

Goldcorp’s share of Alumbrera’s gold production in the second quarter of 2012 was 3%, or 1,300 ounces, lower than in the second quarter of 2011 due to 9% lower head grades processed, partially offset by 4% higher recoveries. Copper production in the second quarter of 2012 was 13%, or 3.5 million pounds, higher than in the second quarter of 2011, due to higher recoveries. Gold head grades in the second quarter of 2012 were lower than in the second quarter of 2011 due to processing lower grade ore material from Phase 10 West and North. Gold and copper recoveries were 4% and 12% higher in the second quarter of 2012 than in the second quarter of 2011 due to processing more fresh ore material and less material from low grade stockpiles in the second quarter of 2012. Tonnage

GOLDCORP    |  28

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

mined in the second quarter of 2012 was higher than in the second quarter of 2011 primarily due to geotechnical instability in the pit that affected the second quarter of 2011.

Cash costs in the second quarter of 2012 were 75%, or $614 per ounce, higher than in the second quarter of 2011 primarily due to lower by-product sales credits ($768 per ounce, or 125%), partially offset by lower gold sales volume ($154 per ounce, or 25%) as a result of the temporary suspension of shipments in May and June 2012.

Goldcorp’s share of Alumbrera’s gold and copper production in the second quarter of 2012 was 33%, or 9,100 ounces, and 31%, or 7.4 million pounds, higher than in the first quarter of 2012, respectively, due to higher head grades, higher recoveries and higher ore milled. Higher gold and copper head grades of 19% and 15% in the second quarter of 2012, compared to the first quarter of 2012 respectively, was due to the processing of more high grade fresh ore material from lower levels. Gold and copper recoveries were 6% and 9% higher, respectively, in the second quarter of 2012 than in the first quarter of 2012 due to processing less material from low grade stockpiles.

Tonnage mined in the second quarter of 2012 was 41% higher than in the first quarter of 2012 as heavy rains in the prior quarter restricted access to the bottom of the mine. Cash costs for the second quarter of 2012 were $924 per ounce higher than in the first quarter of 2012 primarily due to lower by-product sales credits ($1,788 per ounce, or 194%), partially offset by lower gold sales volume ($864 per ounce, or 94%) as a result of the temporary suspension of shipments in May and June 2012.

The provisional pricing impact of lower realized copper prices during the second quarter of 2012 was a negative $10 million, or $1,034 per ounce, of which $6 million, or $582 per ounce, related to copper sales in the first quarter of 2012 that settled in the second quarter of 2012.

Early in the quarter, a new resolution from the Argentinian Ministry of Economy and Public Finance was issued that reduced the time permitted to repatriate export net proceeds from 180 days to 15 days. As a result, Alumbrera temporarily suspended shipments while management reviewed the potential impact of the new resolution. On July 17, 2012, a revised resolution was issued, extending the 15 day limit to 180 days enabling Alumbrera to resume shipments, with 30,000 tonnes of concentrate shipped to date. Alumbrera expects to ship delayed sales during the second half of 2012.

GOLDCORP    |  29

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended

Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore mined	1,907,000	1,713,200	1,946,000	2,451,800	2,165,400
Tonnes of waste removed	7,034,400	6,785,400	6,963,200	5,488,100	6,444,400
Ratio of waste to ore	3.7	4.0	3.6	2.2	3.0
Tonnes of ore processed	1,907,000	1,713,200	1,946,000	2,451,800	2,165,400
Average grade processed (grams/tonne)	0.43	0.65	0.58	0.64	0.56
Average recovery rate	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	18,900	26,500	27,800	25,600	26,600
– Sold	18,000	26,400	30,200	25,400	25,500
Average realized gold price (per ounce)	$1,588	$1,699	$1,662	$1,678	$1,517
Total cash costs (per ounce)	$726	$679	$799	$788	$764
Financial Data
Revenues	$29	$45	$49	$43	$39
Depreciation and depletion	$3	$4	$5	$5	$5
Earnings from operations	$13	$22	$20	$18	$14
Expenditures on mining interests	$10	$10	$10	$7	$4

Goldcorp’s share of gold production for the second quarter of 2012 was 29%, or 7,700 ounces, less than in the second quarter of 2011 due to 12% lower tonnage processed and 23% lower grades. Tonnage processed was lower in the current quarter as planned, with mining of the higher strip ratio Target II pit and stripping in the Red Rock and Basalt Phase 8 pits in order to reach the ore zones later this year, but earlier than planned. The grades decreased in the second quarter of 2012, as expected, due to mining of lower grade ore in Target II and Red Rock offset by slightly higher grade ore from Basalt Phase 8 pit.

Cash costs for the second quarter of 2012 were 5%, or $38, lower than in the second quarter of 2011 due to lower operating costs ($354 per ounce), partially offset by lower gold production ($318 per ounce). Lower operating costs were attributable to lower employee costs ($3 million), fuel costs ($2 million) as a result of favourable hauling conditions and lower diesel prices and tires ($1 million).

Gold production for the second quarter of 2012 was 29%, or 7,600 ounces, less than in the first quarter of 2012 due to a 34% decrease in grades, partially offset by an 11% increase in tonnage processed. The ore grades in Target II and Basalt 8 are lower due to mining the top of the ore zones and are expected to improve as mining proceeds deeper into the ore body. Of the ounces that were stacked in the quarter, 45% were in the final month of the quarter, resulting in less than thirty days of processing for those ounces. This is in contrast to the first quarter where 59% of the ounces were stacked in January and available for leaching for sixty days in the quarter. Higher ore tonnage in the second quarter of 2012 was due to an increase in lower grade ore in the Target II pit in addition to reaching the ore zone in the Basalt Phase 8 pit as expected.

Cash costs for the second quarter of 2012 were 7%, or $47, higher than in the first quarter of 2012 due to lower gold production ($319 per ounce), partially offset by lower operating costs ($272 per ounce). The decrease in operating costs was due to lower employee costs ($3 million) and lower fuel costs ($1 million) due to favourable hauling conditions and lower diesel prices.

GOLDCORP    |  30

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Exploration activity for the second quarter of 2012 has continued to focus on development drilling in the Target II, central Mackay and Red Dot deposits. Preliminary results obtained from the program thus far have demonstrated the potential to grow the reserve in the Herco-North zone and in the central to southern extent of the Mackay and Target II pits.

GOLDCORP    |  31

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three Months Ended

Operating Data	June 30 2012	March 31 2012	December 31 2011	September 30 2011	June 30 2011
Tonnes of ore mined	1,300,000	716,200	727,300	1,124,400	611,100
Tonnes of ore processed	853,600	737,900	689,500	897,600	729,100
Average grade processed (grams/tonne)	0.70	0.94	0.97	1.03	0.86
Average recovery rate	78%	75%	75%	75%	77%
Gold (ounces)
– Produced	18,300	16,600	25,700	15,200	13,300
– Sold	17,400	18,300	26,000	12,800	12,900
Average realized gold price (per ounce)	$1,593	$1,683	$1,655	$1,699	$1,505
Total cash costs (per ounce)	$602	$663	$523	$614	$655
Financial Data
Revenues	$31	$34	$45	$24	$21
Depreciation and depletion	$1	$1	$1	$-	$1
Earnings from operations	$17	$18	$29	$13	$11
Expenditures on mining interests	$3	$1	$11	$2	$2

Gold production for the second quarter of 2012 was 38%, or 5,000 ounces, higher than in the second quarter of 2011 due to 17% higher tonnage processed and draw down of heap leach pad inventory, partially offset by 19% lower grades. The higher tonnage processed was a result of unusually dry weather which created ideal crushing conditions. Lower grades were in accordance with the mine plan.

Cash costs for the second quarter of 2012 were 8%, or $53 per ounce, lower than in the second quarter of 2011 due to higher gold production ($198 per ounce, or 374%), partially offset by higher operating costs ($145 per ounce, or 274%). Higher operating costs were attributable to higher production taxes and royalties ($2 million) as a result of increased production.

Gold production for the second quarter of 2012 was 10%, or 1,700 ounces, higher than in the first quarter of 2012 due to 16% higher tonnage processed and 4% higher recovery, partially offset by 26% lower grades. Tonnage processed increased due to favourable weather conditions, with higher recoveries attributable to better than expected draw down of heap leach inventories from the ore placed on pad 5. Grades decreased in accordance with the mine plan.

Cash costs for the second quarter of 2012 were 9%, or $61 per ounce, lower than in the first quarter of 2012 due to lower operating costs ($103 per ounce, or 169%), partially offset by lower gold sales volume ($42 per ounce, or 69%). The decrease in operating costs was primarily due to lower production taxes on lower realized gold prices ($1 million) and lower fuel and consumables costs due to price and usage ($1 million).

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro gold project is an advanced-stage, high grade vein system located in the province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous high grade gold and silver veins. Goldcorp recently updated the reserve and resources at Cerro Negro as a result of drilling results obtained during 2011. As of December 31, 2011, Cerro Negro contained 4.54 million ounces of proven and probable gold reserves due to a successful exploration program and the development of a feasibility study that include three newly discovered zones: Mariana Central, Mariana Norte and San Marcos. Estimated Cerro Negro capital expenditures for 2012 that were included in the April 2011 Feasibility Study estimate of $750 million have been increased by $50 million, half of which is due to inflationary pressures specific to Argentina. No additional impact for foreign exchange or inflation is yet included for 2013. However, in the event that current Argentine inflation levels persist into 2013 without a decrease in the exchange rate reported, capital expenditures will be subject to further increases. In conjunction with the Company’s annual planning and budgeting process, the specific Argentinian macroeconomic, regulatory and legislative circumstances and industry-wide capital cost pressures, the Company is currently updating the project costs and schedule and will provide updated cost and schedule information early in 2013.

During the second quarter of 2012, advancements were made in infrastructure and construction, mine development and exploration. The overall schedule continues to be monitored and managed in light of the changing operating environment, including evolving changes to importation regulations. The critical offshore items have now been procured and are in various stages of shipment; however other items that are currently classified as non-critical remain to be procured. At this time, first gold production is projected for late 2013.

Infrastructure and Construction

Engineering, Procurement and Construction Management (“EPCM”) activities are steadily progressing and were 36% complete at the end of the second quarter of 2012. Winter snow storms and labour-related work stoppages impacted construction activities during the quarter.

Key activities and developments during the second quarter of 2012 include:

•	The excavations for the plant facilities were completed and anchor bolts for the plant building were installed;

•	The concrete batch and aggregate plants began operations;

•	Final permitting for the power line is in progress and the public hearings have been successful;

•	The importation permit was approved and the ball mill was shipped from the fabricators and is expected in an Argentine port in July; and

•	A new labour agreement was signed with the construction union, effective to June 30, 2013.

Mine Development

During the second quarter of 2012, work on the ramps at Mariana Central and Mariana Norte commenced. Underground development is now active in all three deposits which will be mined to provide initial ore feed. Portions of the Eureka vein were excavated and an ore stockpile has been created on the surface. The grade of the material encountered is as expected. As expected, progress on development in the Mariana Central and Mariana Norte deposits was slow near the surface, due to weathered material in the initial portions of the ramps. Steady advance is being made.

Key activities of mine development in the second quarter of 2012 include:

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

•

The Eureka deposit ramp has reached a length of 1,812 metres of the total 3,900 metres planned. In addition, there were 824 metres of lateral development completed in the quarter in preparation for initial production;

•	At the end of the second quarter, the Eureka stockpile contained an estimated 12,010 tonnes at a grade of 10.32 g/t gold and 213 g/t silver;

•	The Mariana Central ramp commenced at the end of March with the first 57 metres of ramp excavated;

•	The Mariana Norte ramp commenced in May with the first 21 metres of ramp excavated; and

•	Numerous pieces of mining equipment were procured in the quarter.

As part of an initiative to hire and train local workers, an introductory course in underground mining will be presented over 8 weeks at the local arts and craft school, starting in the third quarter of 2012.

Exploration

An aggressive exploration program continued in the second quarter of 2012 utilizing 8 surface diamond drill rigs and completing 145 holes. A major component of the exploration activities is the in-fill drilling and expansion of veins and related recent discoveries at the Mariana Central, Mariana Norte, and San Marcos complexes. In addition, the condemnation drilling was completed at the processing plant and tailings dam locations. Exploration activities outside of the core Cerro Negro vein areas will take place during the remainder of 2012.

During the second quarter of 2012:

•	Total core drilling was 42,994 metres for the quarter and 86,198 metres year to date; and

•	Over 17,000 samples were collected and shipped to the lab for processing assay results.

At June 30, 2012, total project expenditures and future commitments are $580 million, excluding exploration, of which $258 million is spent and $322 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended June 30, 2012, were $92 million and $11 million, respectively ($159 million and $22 million for the six months ended June 30, 2012, respectively).

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Quebec, located in the core of what Goldcorp believes to be a promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2011 were 3.03 million ounces. The project budget is estimated at $1.4 billion from January 1, 2011 and excludes the $346 million spent prior to 2011. In conjunction with the Company’s annual planning and budgeting process and in view of industry-wide capital cost escalation, the Company is currently updating project costs and will provide updated cost information early in 2013.

Health and Safety

The F.J. O’Connell trophy was awarded by the Quebec Mining Association to Goldcorp – Éléonore Project for the best safety performance for 2011.

Engineering and Construction

During the second quarter of 2012, the key Certificate of Authorization was received and included additional quarries and borrow pits for the access road, and the tailings management facility inclusive of the concentrator, which represents a major milestone. Engineering of the permanent infrastructure and mill has reached a cumulative progress of approximately 38%. Engineering progress is on schedule

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

to support construction in the third quarter of 2012 and major equipment or long lead items have been ordered to meet the project schedule.

Construction of the production shaft and associated infrastructure continued in the second quarter of 2012 and has progressed steadily with the following achievements:

•	Foundations for the production shaft have been essentially completed while structural steel erection activities have started. Overall, progress of approximately 30% has been reached;

•	Contracts have been awarded for architectural, electrical and mechanical hoist construction, and mobilization has started for building electrical services;

•	The first lane of the permanent road was completed on April 15, as planned. Construction of the final permanent road is still targeted for completion by the end of the year;

•	Construction contracts for the tailings management facility have been awarded, and construction started; and

•	The 120kV sub-station was commissioned, installed and was energized as scheduled in July 2012.

Exploration

Underground exploration drilling commenced from the 650 level in the exploration shaft at the end of the second quarter of 2012, three months ahead of schedule with 263 metres completed in the quarter. Surface drilling completed a total of 15,683 metres for the quarter and 29,958 metres year to date. Drilling continues to focus on increasing the level of confidence in the geological and resources models. Approximately 45 kilometres of exploration drilling is planned for the year from a combination of surface and underground drills, not including the 9 kilometres planned for definition drilling.

Drill holes were initially aimed at the upper portion of the ore body (above 650 metres) in order to take advantage of the winter conditions. Drilling in the second quarter was focused on an area below 650 metres in the centre portion of the ore body and in the northern portion of the near surface low grade gold mineralization.

Mine Development

The exploration ramp excavation progressed as planned. The ramp has now reached over 1,500 metres in length, which corresponds to a vertical depth of 230 metres below surface. First definition drilling is to take place from the ramp commencing July 2012.

By the end of the second quarter of 2012, the exploration shaft reached a depth of 701 metres (97% of the vertical excavation completed). Excessive water inflows have delayed the completion of the exploration shaft. Excavation of the station 690 metre level was in progress and is now 60% complete and commissioning of the hoisting and shaft facilities is planned for the fourth quarter of 2012. This will enable the lateral development from the 650 metre level to continue.

While the infrastructure of the production shaft was being built during the first half of the year, the underground portion (the collar) was also in progress. The 70 metre pilot raise is now completed, and the enlargement to an 8 metre diameter excavation was 50% complete at the end of the second quarter of 2012. The plan is to complete the excavation, install the concrete liner and erect the galloway in order to be ready for full face shaft sinking by December 2012. This work will be done in parallel with the erection of the headframe under an engineered bulk head.

At June 30, 2012, total project expenditures since January 1, 2011, excluding investment tax credits and capitalized interest, are $583 million, $391 million of which is spent and $192 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, during the three months ended June 30, 2012, amounted to $91 million ($175 million – six months ended June 30, 2012). Total project expenditures and commitments since acquisition are $929 million.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. As a result of 2011 drilling, inferred resources increased to 3.21 million ounces of gold as of December 31, 2011. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces. The project budget was estimated at $420 million from January 1, 2011 and excluded the $108 million spent prior to 2011. A study of the overall project, which will provide updated project costs, is currently underway and expected to be complete within the third quarter. The study incorporates changes in the mine design and development resulting from exploration results obtained over the past two years.

Widening of the old Cochenour shaft continued to advance during the second quarter of 2012, with 108 metres slashed to a total depth of 342 metres. A concrete liner was also placed for a total concrete depth of 334 metres.

Driving of the 5 kilometre Cochenour Red Lake haulage drift continued with 51% completed by the end of the second quarter of 2012. Exploration diamond drilling continued in the second quarter with three drills drilling from surface to define the top portion of the deposit. Two drills continue to test the underexplored areas along the Cochenour Red Lake Haulage Drift.

At June 30, 2012, total project expenditures since January 1, 2011, excluding investment tax credits, are $181 million, $169 million of which is spent and $12 million of which is committed. Capital expenditures, excluding investment tax credits, during the three months ended June 30, 2012 amounted to $25 million ($51 million – six months ended June 30, 2012). Total project expenditures and commitments since acquisition are $289 million. These have been included in total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo contains 25.3 million ounces of proven and probable gold reserves, where Goldcorp’s interest represents 10.12 million ounces. The project is a partnership with Barrick, the project operator.

At the Pueblo Viejo project in the Dominican Republic, first production is expected, as planned in August 2012 and commercial production continues to be anticipated in the fourth quarter of 2012. Construction has been essentially completed on schedule. At the end of the second quarter of 2012, more than 16 million tonnes of ore representing approximately 1.9 million contained gold ounces have been stockpiled.

Construction of the tailings facility progressed during the second quarter of 2012 and advanced to in excess of 175 metres, against a target height of 183 metres. The project is now successfully interconnected to the national grid and has also secured backup supplemental onsite power. Major systems commissioned include the water supply system; main switch yard and harmonic filters; ore and limestone crushing and grinding; the first two autoclaves, both of which underwent heat up and acid curing; the oxygen plant, with the first of two trains in production; and the first lime kiln.

As part of a longer-term, optimized power solution for Pueblo Viejo, the project has advanced construction of a 215MW dual fuel power plant at an estimated incremental cost of approximately $300 million (100% basis) or $120 million (Goldcorp’s share), of which 92% is committed. The power plant would commence operations utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas. The new plant is expected to provide lower cost, long term power to the project.

Total mine construction capital is estimated at $3.6-$3.8 billion (100% basis) or $1.4-$1.5 billion (Goldcorp’s share) of which 95% has been committed by the second quarter of 2012. Including the $300 million ($120 million – Goldcorp’s share) additional cost related to the alternate power plant, total mine construction capital is estimated at $3.9-$4.1 billion or $1.5-$1.6 billion (Goldcorp’s share).

GOLDCORP    |  36

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo is expected to contribute approximately 68,000 to 85,000 ounces (Goldcorp’s share) in 2012 as it ramps up to full production in 2013 and Goldcorp’s 40% share of annual gold production in the first full five years of operation is expected to average 415,000-450,000 ounces at total cash costs of less than $350 per ounce. (1)

Capital expenditures during the second quarter of 2012, including accrued management fees, amounted to $118 million. Cumulative expenditures to date, including accrued management fees, amounted to $1.5 billion, or $1.3 billion net of the $256 million partial return of invested capital.

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case was sent to a new trial court for issuance of ruling. The trial court ruled in favour of PVDC. Miguel De Pena has appealed the decision and such appeal is pending to be ruled by the Constitutional Court. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel de Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court where the matter is pending.

In March 2012, Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Dominican Government. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7 million and remediation of environmental contamination, which includes historic contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz alone and together with her husband previously filed similar actions against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

(1)	Based on gold price and oil price assumptions of $1,300 per ounce and $90 per barrel, respectively, and does not include escalation for future inflation.

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El Morro contained 5.84 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2011. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit. In conjunction with the Company’s annual planning and budgeting process and in view of industry-wide capital cost escalation, the Company is currently updating project costs and will provide updated cost information early in 2013.

On June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick seeking to declare unlawful and ineffective the transactions announced by Goldcorp and New Gold on January 7, 2010 with respect to the acquisition of the El Morro project in Chile.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp acquired 70% of the El Morro project from a subsidiary of New Gold, which acquired the El Morro project from Xstrata pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. New Gold owns 30% of the project.

On May 26, 2011, the CAHA filed a legal proceeding (“Recurso de Proteccion”) requesting the invalidation of the resolution approving the El Morro project’s Environmental Impact Study that was issued by the Chilean environmental authority on March 14, 2011. El Morro participated in this action as an interested party/beneficiary of the administrative environmental authorization. On April 27, 2012, the Supreme Court of Chile affirmed the relief granted by the Court of Appeals and suspended the approval resolution until specific deficiencies are corrected by the SEA. On June 22, 2012, the SEA initiated the administrative process to address the deficiencies identified by the courts. El Morro is co-operating with the SEA to ensure that deficiencies are fully and appropriately addressed.

As a result of the Supreme Court of Chile decision to suspend the resolution, all construction activities, including drilling, have been discontinued and equipment demobilized. Site activity is currently limited to the collection of information for permit applications to be submitted after the suspension of the resolution is lifted.

Offsite engineering and related activities are continuing in order to maintain the current project schedule. Progress in engineering is as follows:

•	Detailed engineering of the pipe lines is expected to be completed, with final reports issued in the fourth quarter of 2012;

•	Detailed engineering of the power line towers and foundations and the desalination plant is expected to be completed in the fourth quarter; and

•	Equipment selection is on-going.

At June 30, 2012, total project expenditures and commitments are $210 million, of which $151 million is spent and $59 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended June 30, 2012 were $33 million ($56 million – six months ended June 30, 2012).

In light of these developments, the original guidance in 2012 of $182 million is under review.

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. At December 31, 2011, Camino Rojo contained 2.79 million ounces of measured and indicated gold resources.

An internal feasibility study to evaluate the potential to develop a heap leach facility to process near-term oxide and transition mineralization is scheduled for completion in the third quarter of 2012. An ongoing exploration program to explore the deeper sulphide ore-body potential continues. Metallurgical testing of the oxide and transition mineralization was completed. Testing of the sulphide mineralization is ongoing.

A total of 22,874 metres were drilled in 22 expansion core holes, one infill core hole, and 47 RAB-style reverse-circulation holes. The core drilling demonstrates that sulphide mineralization extends at depth for at least 550 metres west of the Represa resource. A gold/arsenic/zinc geochemical anomaly was detected beneath the post-mineral cover by RAB-style reverse-circulation drilling 1 kilometre southeast of the Represa deposit. Follow-up core drilling is being considered for the fourth quarter of 2012.

At June 30, 2012, total project expenditures were $32 million. Capital expenditures, excluding capitalized interest, during the three months ended June 30, 2012 amounted to $4 million ($8 million – six months ended June 30, 2012).

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Noche Buena Project, Mexico

The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. Measured and indicated gold resources at Noche Buena at December 31, 2011 were 0.96 million ounces. The Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.

Focus in the second quarter of 2012 remained on completion of the geologic and resource model with 3,814 metres drilled in 13 holes. Extension of the deposit including high grade zones and adjacent copper zones remained a priority while distribution of gold values and copper in the sulphide zone east of the central block are also being assessed. The internal feasibility study remains on track for the third quarter of 2012.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2011, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources.

Site-based activities continued to focus on finalization of the project feasibility study which is expected to be completed in the third quarter of 2012. 3.8 kilometres of development is planned for 2012 to provide access for underground delineation of the ore body in the richest ore zones in the north and south areas and to establish two new ventilation raises. More than 1.2 kilometres had been developed by the end of the second quarter of 2012.

A geothermal resource, with the potential to generate a significant quantity of geothermal power, is located adjacent to the ore body. Drilling of dewatering/geothermal production wells (800 metres to 1,000 metres in depth) continued during the second quarter of 2012. Three of the wells have been activated and are now contributing to the mine dewatering system. Flow testing on the wells for generation capacity and for the ability to contribute to the dewatering of the ore body was completed in second quarter of 2012. Results will be used in a separate feasibility study for the geothermal project to be completed by the third quarter of 2012.

At June 30, 2012, total project expenditures were $125 million. Capital expenditures, including deposits on mining interests, during the three months ended June 30, 2012 amounted to $17 million ($29 million – six months ended June 30, 2012).

On June 28, 2012, the Guatemalan government announced a proposed constitutional amendment which will give the government up to a 40 percent stake in new mining projects that have not begun the licensing process. The amendment is not expected to apply to current projects and operating mines. The proposed constitutional change will be presented to the Legislature on August 1, 2012. The Company does not anticipate that the proposed constitutional amendment would impact on the Company’s Cerro Blanco development project, should the amendment be approved by the Legislature.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Exploration and evaluation costs	$16	$14	$35	$26
Share of net losses of associates	17	8	39	6
Corporate administration	57	61	129	119

Exploration and evaluation costs during the three months ended June 30, 2012 were comparable to those in the three months ended June 30, 2011. Costs incurred during the six months ended June 30, 2012 increased by $9 million as compared to the six months ended June 30, 2011, due to the timing of expenditures for drilling programmes undertaken primarily at the Company’s Canadian operations.

The Company’s share of net losses of associates includes a $4 million and $19 million impairment expense for the three and six months ended June 30, 2012, respectively, as a result of a continued decline in the quoted market price of Primero.

Included in corporate administration is share-based compensation expense of $22 million and $50 million for the three and six months ended June 30, 2012, respectively (three and six months ended June 30, 2011 – $31 million and $53 million, respectively) which has primarily decreased due to the reduction in fair value of the Company’s PSUs which are remeasured at the end of each reporting period, partially offset by the issuance of additional stock options, restricted share units and performance share units during the first quarter of 2012. Excluding share-based compensation expense, corporate administration for the three and six months ended June 30, 2012 increased by $5 million and $13 million, respectively, compared to the three and six months ended June 30, 2011 mainly due to the Company’s growth and associated increase in corporate activities, employee costs, corporate social responsibility and community contributions.

OTHER (EXPENSES) INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Impairment of available-for-sale securities	$(57)	$(1)	$(62)	$(1)
Gains on disposition of securities, net	-	-	-	320
Gains on derivatives, net	67	72	122	15
Finance costs	(10)	(5)	(16)	(11)
Other (expenses) income	(8)	13	6	35
	$(8)	$79	$50	$358

For the three and six months ended June 30, 2012, the Company recognized an impairment expense of $57 million and $62 million, respectively on certain of the Company’s available-for-sale equity and marketable securities (three and six months ended June 30, 2011 – $1 million and $1 million, respectively).

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko and recognized a gain on disposition of $320 million ($279 million after tax) for the three months ended March 31, 2011.

For the three and six months ended June 30, 2012, the Company recognized a net gain on derivatives of $67 million and $122 million, respectively (three and six months ended June 30, 2011 – net gain of $72 million and $15 million, respectively). During the three and six months ended June 30, 2012, the Company recognized an unrealized gain of $48 million and $100 million, respectively, representing the change in fair value of the conversion feature of the Company’s Notes (three and six months ended June 30, 2011 – $28 million and $nil, respectively). The Company has entered into foreign currency, heating oil, copper, lead, zinc and silver contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at

GOLDCORP    |  40

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

each period end with changes in fair values recorded in earnings for the period. The Company recorded net gains of $3 million and $23 million for the three and six months ended June 30, 2012, respectively (2011 – net gains of $6 million and $13 million, respectively). For the three and six months ended June 30, 2012, the Company recognized a net gain of $16 million and $nil relating to the Silver Wheaton silver contract (three and six months ended June 30, 2011 – net gain of $10 million and total loss of $21 million, respectively). Additionally, during the three months ended June 30, 2011, the Company’s 9.2 million outstanding share purchase warrants were exercised or expired and the Company recognized a net gain of $30 million. The above gains were offset by $1 million loss on investments in warrants for the six months ended June 30, 2012 (three and six months ended June 30, 2011 – loss of $2 million and $5 million, respectively).

During the three and six months ended June 30, 2012, the Company incurred finance costs of $10 million and $16 million, respectively (three and six months ended June 30, 2011 – $5 million and $11 million, respectively), primarily comprised of accretion of reclamation and closure cost obligations and interest on tax reserves.

The Company recognized other expenses of $8 million during the three months ended June 30, 2012, primarily comprised of an $8 million impairment expense recognized in respect of the Primero 1-year convertible note. An impairment expense was recognized representing the estimated loss on settlement should Primero elect to repay the 1-year convertible note in shares. Additionally, other expenses included a foreign exchange loss of $8 million arising on the cash and cash equivalents denominated in Canadian dollars and value added tax receivables denominated in Mexican pesos; partially offset by a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties and $3 million of interest income earned on the Primero Notes. During the six months ended June 30, 2012, the Company recognized other income of $6 million primarily due to $6 million of interest income and a $5 million gain recognized on a mineral interest option payment, partially offset by the impairment expense recognized in respect of the Primero 1-year convertible note. During the three and six months ended June 30, 2011, the Company recognized other income of $13 million and $35 million, respectively, primarily arising from foreign exchange gains and interest income.

INCOME TAXES

Income taxes for the three months and six months ended June 30, 2012 totaled $128 million and $226 million, respectively (three and six months ended June 30, 2011 – $140 million and $301 million, respectively). Excluding the foreign exchange impacts on deferred income taxes, and share-based compensation expense, income tax expense was approximately 18% and 22% of earnings before taxes (three and six months ended June 30, 2011 – 23% and 23%, respectively).

The lower effective tax for the three months ended June 30, 2012 as compared to the three months ended June 30, 2011 was primarily due to the higher non-taxable mark-to-market gains on derivatives and the settlement of certain past tax positions in the second quarter of 2012. The effective tax rate in the second quarter of 2011 was negatively impacted by the deferred tax impacts of the increase in the Quebec Mining Duties rate from 12% to 16%. Excluding primarily these items, the non-deductible share-based compensation expense and the foreign exchange impacts on deferred taxes, the effective rate for the three months ended June 30, 2012 was 27% (three months ended June 30, 2011 – 20%).

For the six months ended June 30, 2012, a lower effective tax rate resulted from non-taxable mark-to-market gains on derivatives and the settlement of certain past tax positions, which more than offset the impact of impairment expenses which are not tax-effected due to uncertainty of the future ability to utilize the unrealized capital losses. For the six months ended June 30, 2011, the effective tax rate was reduced by the impact of the gain on sale of the Osisko shares being subject to a lower effective tax rate, partially offset by the non-deductible mark-to-market losses for the Silver Wheaton silver contract and the impact on deferred taxes resulting from the increase in the Quebec Mining Duties. Adjusted primarily for these items, the non-deductible share-based compensation expense and for the foreign exchange impacts on deferred taxes, the effective tax rate for the six months ended June 30, 2012 was 26% (six months ended June 30, 2011 – 23%).

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce – throughout this document. In addition to conventional measures, the Company uses these performance measures to monitor its operating cash costs internally and believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenues on the Company’s cost structure. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard.

By-product cash costs incorporate all production costs, adjusted for changes in estimates at the Company’s closed mines which are non-cash in nature, and include by-product credits and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates which may impact the Company’s operating costs.

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements for the three and six months ended June 30:

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011

Production costs per consolidated financial statements (1)	$465	$512	$1,024	$963

Non-cash reclamation and closure costs	-	10	-	17

Treatment and refining charges on concentrate sales	44	33	89	63

By-product silver, copper, lead and zinc sales	(308)	(437)	(770)	(810)

Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(4)	(6)	(9)	(3)

Total cash costs (by-product)	197	112	334	230

Divided by ounces of gold sold	532,000	606,400	1,077,700	1,233,700

Total cash costs (by-product) per gold ounce (2)	$370	$185	$310	$186

(1)

$28 million and $62 million in royalties for the three and six months ended June 30, 2012, respectively, are included in production costs per the unaudited interim condensed consolidated financial statements (three and six months ended June 30, 2011 – $34 million and $71 million, respectively).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for the three and six months ended June 30, 2012 would be $619 and $635 per ounce of gold, respectively (three and six months ended June 30, 2011 – $553 and $527 per ounce of gold, respectively).

GOLDCORP    |  42

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements for each of the three and six months ended June 30:

	Three Months Ended June 30		Six Months Ended June 30

	2012	2011	2012	2011

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$268	$489	$747	$1,140

Revision in estimates & liabilities incurred on asset retirement obligations at closed mine sites	-	(7)	-	(12)

Share of net losses of associates, net of tax	17	8	39	6

Impairment of available-for-sale securities, net of tax	50	1	55	1

Gains on disposition of securities, net of tax	-	-	-	(279)

Gains on derivatives, net of tax	(63)	(68)	(113)	(14)

Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	53	(9)	(2)	(36)

Impairment of Primero 1-year convertible note	8	-	8	-

Other	(1)	(1)	2	(1)

Total adjusted net earnings	$332	$413	$736	$805

Weighted average shares outstanding (000’s)	810,420	800,830	810,233	799,653

Adjusted net earnings per share	$0.41	$0.52	$0.91	$1.01

NON-GAAP MEASURE – FREE CASH FLOWS

The Company has included non-GAAP performance measure, free cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements for the three and six months ended June 30:

	Three Months Ended June 30		Six Months Ended June 30

	2012	2011	2012	2011
Net cash provided by operating activities	$554	$330	$876	$916
Expenditures on mining interests	(584)	(405)	(1,124)	(751)
Deposits on mining interests expenditures	(46)	(8)	(96)	(14)
Interest paid	-	-	(9)	(9)
Free cash flows	$(76)	$(83)	$(353)	$142

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2012.

The outstanding $30 million principal amount of the 1-year convertible note receivable from Primero (“Primero Convertible Note”) matures on August 6, 2012. Primero can elect to repay the Primero Convertible Note in Primero shares or cash. The Company now anticipates Primero to elect to repay the Primero Convertible Note in Primero shares. Based on the closing price of Primero shares on June 30, 2012, the Company anticipates receiving Primero shares valued at $22 million and accordingly, the Company has recognized an impairment expense of $8 million in other expenses for the three months ended June 30, 2012.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2012.

During the three and six months ended June 30, 2012, the Company generated operating cash flows of $554 million and $876 million, respectively (three and six months ended June 30, 2011 – $330 million and $916 million, respectively). At June 30, 2012, the Company held cash and cash equivalents in the amount of $1,221 million (December 31, 2011 – $1,502 million), of which $119 million (December 31, 2011 – $89 million) are held by the Company’s joint ventures and are not available for use by the Company. At June 30, 2012, the Company had working capital of $1,468 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,045 million) which the Company defines as current assets less current liabilities.

At June 30, 2012, the Company had an undrawn $2.0 billion revolving credit facility available. At June 30, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $380 million (December 31, 2011 – $308 million).

At June 30, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $1,187 million (December 31, 2011 – $765 million), including $276 million relating to the Cerro Negro project, $192 million relating to the Éléonore project, $157 million relating primarily to the optimization of the processing lines and the Waste Rock Overland Conveyor system at Peñasquito, $59 million relating to the El Morro project and $338 million representing the Company’s share of committed capital expenditures of its associates.

In the opinion of management, the working capital at June 30, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 amount to $2.7 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2012.

The Company is exposed to currency risk through financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”).

During the three and six months ended June 30, 2012, excluding the impact of foreign exchange on income taxes, the Company recognized a net foreign exchange loss of $8 million and a net foreign exchange gain of $1 million (included in other (expenses)/income), respectively (three and six months ended June 30, 2011 – net gain of $9 million and $23 million, respectively). Based on the Company’s net exposure (excluding exposures relating to income taxes) at June 30, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $2 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and six months ended June 30, 2012, the Company recognized a net foreign exchange loss of $54 million and $3 million (included in income tax expense), respectively, on income taxes receivable/(payable) and deferred income taxes (three and six months ended June 30, 2011 – net gain of $17 million and $33 million, respectively). Based on the Company’s net exposure relating to income taxes at June 30, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $101 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and six months ended June 30, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, undrawn revolving credit facility, its share of the Pueblo Viejo project financing and credit facility and its cash and cash equivalents.

There has been no significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three and six months ended June 30, 2012.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three and six months ended June 30, 2012.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OTHER RISKS AND UNCERTAINTIES

There were no significant changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations and environmental regulation, as described in the 2011 year end MD&A during the three months ended June 30, 2012, other than the following:

Government risk

Since President Fernandez de Kirchner was re-elected in October 2011, government intervention in and regulation of the Argentine economy has increased. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends (e.g., lower growth rates, higher inflation rates, and capital flight). Consistent with this policy, early in the quarter the Argentinian Ministry of Economy and Public Finance issued a resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, Alumbrera, a joint venture of the Company, temporarily suspended concentrate shipments while Alumbrera management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 180 days. After adoption of the new resolution, Alumbrera resumed concentrate shipments and to date has shipped 30,000 tonnes of concentrate. Alumbrera expects delayed shipments and sales to be made up during the second half of 2012.

Another example of government intervention in the economy is the adoption of restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for the construction of the Cerro Negro project. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation. The controls on imports and related administrative processes may delay implementation of the Cerro Negro project schedule, if delivery of critical goods and materials is delayed or prohibited.

The government also has tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation. During the construction of Cerro Negro, these risks are mitigated by the Company’s net investment in Argentina.

On June 28, 2012, Guatemalan President Otto Perez Molina announced a proposal to extensively revise Guatemala’s Constitution by amending 55 articles of the Constitution. The proposal included an amendment which would authorize the government to acquire up to a 40 percent ownership interest in mining projects. The Company anticipates that the proposed constitutional amendment would not impact the Company’s Cerro Blanco development project or the operating Marlin mine, should the amendment be approved by the Legislature. President Perez Molina expects to present a revised package of Constitutional amendments to the Legislature in August. In addition, during the quarter the Guatemalan Ministry of Energy and Mines presented a proposal to amend the country’s mining law to the Legislature. Among other changes, the proposed law would increase the royalty rates on minerals to the levels included in the voluntary royalty agreement announced earlier this year. The Company will continue to monitor developments with respect to the mining law in Guatemala as the legislative process advances.

OUTSTANDING SHARE DATA

As of July 25, 2012, there were 811 million common shares of the Company issued and outstanding and 18 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

BASIS OF PREPARATION

The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted and the Company’s unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies applied in preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011, with the exception of certain amendments to accounting standards issued by the IASB, which were applicable from January 1, 2012. These amendments did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s consolidated financial statements for the year ended December 31, 2011.

CHANGES IN ACCOUNTING STANDARDS

Changes in accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates the most significant of these changes to be as follows:

Consolidation

IFRS 10 – Consolidated Financial Statements (“IFRS 10”), IFRS 11 – Joint Arrangements (“IFRS 11”), IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and amendments to IAS 27 – Separate Financial Statements (“IAS 27”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) are effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s unaudited condensed interim consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. For the three and six months ended June 30, 2012, the net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $1 million and $37 million, respectively, with no impact to net earnings.

GOLDCORP    |  47

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

The impact on the Condensed Interim Consolidated Balance Sheet as at June 30, 2012 would be a net increase to mining interests of $31 million and a decrease to other assets and total liabilities of $236 million and $205 million, respectively. Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows for the three and six months ended June 30, 2012 would result in a decrease to operating cash flows of $43 million and $28 million, respectively, and an increase to investing activities of $4 million and $9 million, respectively. The Company does not anticipate IFRS 10, IFRS 12 and the revised IAS 27 and IAS 28 to have a significant impact on its consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, effective for annual periods beginning on or after January 1, 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 — Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”), which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity of classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

OUTLOOK

In light of reduced first half production at Red Lake and lower second half production expectations at Peñasquito, full-year 2012 gold production guidance has been revised to between to 2.35 and 2.45 million ounces compared to previous guidance of 2.6 million ounces.

Due to the lower expected production levels, total cash cost guidance has also been revised, to $310 to $340 per ounce of gold on a by-product basis and $625 to $650 per ounce on a co-product basis. This compares to previous guidance of $250 to $275 per ounce on a by-product basis and $550 to $600 per ounce on a co-product basis. Production of by-product metals for 2012 is forecast at approximately 30 – 31 million ounces of silver compared to previous guidance of 34 million ounces; and 310 – 325 million pounds of zinc and 155 – 160 million pounds of lead compared to previous guidance of 400 million pounds and 180 million pounds, respectively. Production guidance for copper remains unchanged at 110 million pounds.

Price assumptions used to forecast total cash costs for the remainder of 2012 were $1,600 per ounce of gold, by-product metal prices of $30.00 per ounce of silver; $3.50 per pound of copper; $0.90 per pound of zinc; $0.90 per pound of lead; an oil price of $95 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $13.00, respectively, to the US dollar.

Capital expenditure guidance has increased from $2.6 to $2.7 billion primarily to recognize the impact of the timing of capital expenditures at Pueblo Viejo that were planned in 2011 but occurred in 2012. The capital expenditures are allocated approximately 60% to projects and 40% to operations. Major project expenditures in 2012 include approximately $0.4 billion at Cerro Negro, $0.4 billion at Éléonore, $0.45 billion at Pueblo Viejo, and $0.1 billion at El Morro. Exploration expenditures in 2012 are expected to amount to approximately $0.2 billion, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $160 million for 2012. Depreciation, depletion and amortization expense is expected to be approximately $325 per ounce. The Company expects an overall effective tax rate of 28% for 2012.

GOLDCORP    |  48

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Limitation on Scope of Design

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2% of total assets, 2% of net assets, 7% of revenues, 6% of earnings from operations and 5% of net earnings of the Company, as of and for the three months ended June 30, 2012, as disclosed in the Company’s unaudited condensed interim consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s

GOLDCORP    |  50

Second Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Annual Information Form for the year ended December 31, 2011 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Goldcorp for the year ended December 31, 2011 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

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